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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 APPLICATION FOR
                      WITHDRAWAL OF REGISTRATION STATEMENT
                                 UNDER RULE 477


         The undersigned Registrant applies, pursuant to Rule 477 under the Securities Act of 1933, for withdrawal of the Registration Statement on Form S-3 (File No. 333-25327) of American Real Estate Investment Corporation, the predecessor of the Registrant.

         American Real Estate Investment Trust Corporation, a Maryland corporation, merged with and into the Registrant in October 1999 in order to convert its corporate form from a Maryland corporation to a Maryland statutory real estate investment trust. The Registrant was the surviving entity of the merger. The Registrant does not adopt the above-referenced Registration Statement as successor issuer under Rule 414 under the Securities Act of 1933 and desires to withdraw the above-referenced Registration Statement pursuant to Rule 477 under the Securities Act of 1933. The Registrant has filed a new Registration Statement on Form S-3 relating to the offer and sale from time to time of the Registrant's common stock by the stockholders named in the above-referenced Registration Statement. Failure to withdraw the Registration Statement of the Registrant's predecessor will result in duplication and substantial confusion, and would be inconsistent with the public interest and the protection of investors.

         Respectfully submitted this 17th day of February, 2000.

                                            KEYSTONE PROPERTY TRUST

                                            By /s/ Timothy E. McKenna
                                               --------------------------------
                                                Name: Timothy E. McKenna
                                                Title:Treasurer, Senior Vice
                                                      President Finance and
                                                      Corporate Controller
                                                      (Principal Accounting
                                                      Officer)
Copy to:
Bonnie A. Barsamian, Esq.
Clifford Chance Rogers & Wells LLP
200 Park Avenue
New York, NY  10166